UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13A-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2018

COMMISSION FILE Number. 000-29338

CARDIOME PHARMA CORP.

(Translation of registrant’s name into English)

1441 Creekside Drive, 6th floor

Vancouver, British Columbia, V6J 4S7, CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit	Description
99.1	Information Circular
99.2	Form of Proxy
99.3	Voting Information Form
99.4	Financial Statement Request Form
99.5	Abridgment Certificate

Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5 of this report on Form 6-K are incorporated by reference into the Registrant’s registration statements on Form F-10 (No. 333-209606) and Form S-8 (Nos. 333-199091 and 333-199092) that have been filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(Registrant)

Date: April 12, 2018	By:	/s/ Justin Renz
Name: Justin Renz
Title: Chief Financial Officer